September 13, 2024

Andrew Gundlach
Chief Executive Officer
Bleichroeder Acquisition Corp. I
1345 Avenue of the Americas, Fl 47
New York, NY 10105

       Re: Bleichroeder Acquisition Corp. I
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 21, 2024
           File No. 333-280777
Dear Andrew Gundlach:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. In your discussion of the Class B ordinary shares issued to the sponsor, please briefly describe the anti-dilution adjustments that may give the sponsor additional shares upon conversion of the Class B shares. We do note that you reference "adjustments described herein" in this context. Please also revise the compensation and securities table on page 11 to include a brief description of the anti-
       dilution adjustments applicable to the Class B shares so that it is clear that the $25,000 of consideration for the original Class B shares covers any additional shares issued to the sponsor under anti-dilution provisions.
 September 13, 2024
Page 2

Summary, page 1

2. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the
       SPAC will be able to negotiate. In this regard, we note your disclosure on page 65 that there are numerous special purpose acquisition companies seeking targets and that fewer attractive targets may be available.
Initial Business Combination, page 7

3. In connection with prior comments 5 and 8, please revise here, on page 34, and elsewhere that similar disclosure appears to further explain the type of transaction that you would target and why it would be of a nature substantially different than what the sponsor, co-
       founders, directors and officers would target. Explain how this difference supports the conclusion that potential conflicts of interest would not materially affect your ability to complete a business combination. Also, please elaborate on why the fact that the sponsor, co-founders, directors and officers have financial interests in the completion of a business combination resolves conflicts of interest that they may have as a result of their fiduciary, contractual or other duties to other entities.
Sponsor Information, page 11

4. We note disclosure that other than Mr. Combes and Mr. Gundlack "and members of our management team and their affiliates," no other person will have a direct or indirect material interest in the sponsor. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K.
5. We note the disclosure on page 14 and 110 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
6. We note your disclosure on page 12 that in the event of a transfer of sponsor membership interests by members of the sponsor or their affiliates, there will be an indirect transfer of the founder shares and private placement warrants held by the sponsor. Please disclose any circumstances or arrangements under which the sponsor, it affiliates, and promoters could indirectly transfer ownership of your securities through transfers of sponsor membership interests. Please see Item 1603(a)(6).
 September 13, 2024
Page 3

Risk Factors
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 75

7.     We note your response to comment 10. The $9.53 implied value per share upon
       consummation of initial business combination does not take into account 6,250,000 founder shares which will also be outstanding upon consummation of the initial business combination. We also note that the $7.62 initial implied value per public share appears to include founders shares as well as public shares. Please revise or explain to us why revisions are not necessary.
Use of Proceeds, page 88

8. Based upon the gross proceeds raised and offering expenses incurred, proceeds after offering expenses will be approximately $251,000,000 and $288,312,500, depending on whether or not the over-allotment is exercised. Please revise your use of proceeds table to reflect the correct amounts or advise us why a revision is not necessary and ensure any changes to the proceeds after offering expenses are also reflected in the table on page 93.
9. Please tell us whether and where the portion of the non-deferred underwriting commissions sourced from permitted withdrawals appears in the table. Proposed Business
Sponsor Information, page 107

10. We note your response to prior comment 16. Please revise the disclosures here and on page 11, outside of the tables, to describe the extent to which the conversion of the working capital loans into warrants may result in material dilution of the purchasers'
       equity interests. See Item 1602(b)(6) of Regulation S-K. Further, we note your disclosure on pages 14 and 109 regarding the payment of consulting, success or finder fees, salaries and other fees to your affiliates. Please ensure that this disclosure is included in the compensation table and in the compensation information required on the cover page. See
       Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
Exhibits

11.    The Consent of Independent Registered Public Accounting Firm included as
Exhibit 23.1
       references their report dated August 19, 2024. However, the audit report in the filing is dated August 21, 2024. Please obtain and file an updated consent that references the correct report date.
 September 13, 2024
Page 4

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.